SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934
         FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

         OR

         [ ] Transition Report Pursuant To Section 13 Or 15(d) Of The SecuritieS Exchange Act Of 1934
         For the transition period from __________ to __________


                         Commission File Number 1-13154


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            AMERICAN MEDICAL SECURITY
                             RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      AMERICAN MEDICAL SECURITY GROUP, INC.
                               3100 AMS Boulevard
                               Green Bay, WI 54313

                American Medical Security Retirement Savings Plan

                           Annual Report on Form 11-K
                   For the Fiscal Year Ended December 31, 1999



                                TABLE OF CONTENTS

                                                                            PAGE
Financial Statements and Supplemental Schedule
Years ended December 31, 1999 and 1998

     Report of Independent Auditors............................................3

     Financial Statements

     Statements of Net Assets Available for Benefits...........................4
     Statements of Changes in Net Assets Available for Benefits................5
     Notes to Financial Statements.............................................6


     Supplemental Schedule

     Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
       at End of Year.........................................................11

Signatures....................................................................12

Exhibit 23 - Consent of Independent Auditors..................................13

                         Report of Independent Auditors


The Administrative Committee
American Medical Security
   Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of American Medical Security Retirement Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                          /s/  ERNST & YOUNG LLP

Milwaukee, WI
March 10, 2000

                           American Medical Security
                            Retirement Savings Plan

                 Statements of Net Assets Available for Benefits


                                                                                   DECEMBER 31
                                                                            1999               1998
                                                                      ----------------------------------
ASSETS
Investments, at fair value (NOTE 3):
   Mutual funds                                                             $45,444,071    $36,567,444
   Common stock of American Medical Security
     Group, Inc.                                                                148,412              -
Participant loans receivable                                                    694,086        393,035
                                                                      ----------------------------------
Net assets available for benefits                                           $46,286,569    $36,960,479
                                                                      ==================================

SEE ACCOMPANYING NOTES

                            American Medical Security
                             Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                             YEAR ENDED DECEMBER 31
                                                                            1999               1998
                                                                     -----------------------------------


Investment income:
     Net realized and unrealized appreciation in fair value
          of investments (NOTE 3)                                           $ 2,819,876    $ 5,665,799
     Interest and dividends                                                   3,359,109        576,145
                                                                     -----------------------------------
                                                                              6,178,985      6,241,944
     Less investment expense                                                    130,128        169,024
                                                                     -----------------------------------
                                                                              6,048,857      6,072,920
Contributions:
   Employers'                                                                 2,498,761      1,146,371
   Employees'                                                                 6,684,527      3,485,104
                                                                     -----------------------------------
                                                                              9,183,288      4,631,475
                                                                     -----------------------------------
Total additions                                                              15,232,145     10,704,395

Benefits paid                                                                 5,906,055      4,108,599
                                                                     -----------------------------------
Net increase                                                                  9,326,090      6,595,796

Net assets available for benefits at beginning of year                       36,960,479     30,364,683
                                                                     -----------------------------------
Net assets available for benefits at end of year                            $46,286,569    $36,960,479
                                                                     ===================================

SEE ACCOMPANYING NOTES

                            American Medical Security
                             Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 1999

1.   DESCRIPTION OF THE PLAN

The following description of the American Medical Security Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

GENERAL

The Plan is a contributory defined contribution plan covering all full-time and part-time employees of American Medical Security Group, Inc. (AMSG) and its subsidiaries, American Medical Security, Inc. and Nurse Healthline, Inc. (collectively AMSG, the Company or Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PLAN CHANGES

On May 1, 1999, the Plan introduced an option to allow participants to invest in the common stock of AMSG.

PARTICIPATION AND VESTING

Employees are eligible to become contributing participants in the Plan and receive matching contributions after reaching the age of eighteen and after completing 0.08 years of eligible service. Employees are eligible to become participants in the Plan for purposes of receiving an allocation of any Employer profit sharing contribution after completing 0.5 years of service.

Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest in Company contributions according to the following schedule; (1,000 hours of service are required to constitute a year of vesting service).

          Years of Vesting Service                Vesting Percentage
     ----------------------------------      -----------------------------
                    1                                       0%
                    2                                      30
                    3                                      40
                    4                                      50
                    5                                      60
                    6                                      80
                    7                                     100

                            American Medical Security
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)


1.   DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS, WITHDRAWALS AND LOANS

Plan participants are permitted to make contributions on a before-tax basis each payroll period up to a maximum of 18% of base compensation and subject to a maximum amount allowed by the Internal Revenue Code (IRC). Participants can change their before-tax contribution percentage effective January 1 and July 1 of each year.

The Company contributes 50% of the first 6% of compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company.

Distributions due to retirement, death, permanent disability and termination of employment are provided for as defined within the Plan.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of one-half of their vested account balance or $50,000. The loan is secured by the balance in the participant's account and bears interest at a rate commensurate with prevailing rates as determined by the Plan administrator. Principal and interest are paid through payroll deductions.

INVESTMENT OF PLAN ASSETS

Prior to January 1, 1998, all of the participants' Company contributions were held in a non-participant directed money market account. On January 1, 1998, $15,822,164 of non-participant directed funds were transferred to other investment funds based on each participant's fund allocation.

The Plan was administered by Emjay Corporation through September 30, 1998. As of October 1, 1998, Smith Barney Corporate Trust Company became the new Plan trustee and its affiliate Smith Barney Plan Services began providing administrative services. On October 1, 1998, all of the Plan's assets were transferred to new investment fund choices. Participants made investment allocation decisions from among ten mutual fund choices offered by the Plan as of October 1, 1998.

                            American Medical Security
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)


1.   DESCRIPTION OF THE PLAN (CONTINUED)

Effective January 1, 1999, participants may change their investment options at any time directly through Smith Barney Plan Service.

TERMINATION OF THE PLAN

The Company has established the Plan with the intention and expectation that the Employer will be able to make contributions indefinitely, but the Employer neither is nor shall be under any obligation or liability whatsoever to maintain the Plan for any given length of time. The Company retains the right to modify or terminate the Plan at any time, but may not retroactively reduce the share of any participant or cause the Plan's assets to revert to the Company unless required by law. In the event of termination, the balance of each participant's account would become fully vested, and all assets would be distributed to the participants and beneficiaries.

RECLASSIFICATIONS

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND ACCOUNTING METHOD

The Plan's financial statements are prepared on the accrual basis of accounting. The Plan's investments are stated at fair value. The fair value of mutual fund shares and AMSG common stock are based on the quoted market values on the last business day of the Plan year.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates that affect the amounts reported in the Plan's financial statements and accompanying notes. Actual results could differ from these estimates.

                            American Medical Security
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)


3.   INVESTMENTS

The following individual investments represent more than 5% of the Plan's net assets available for benefits:

                                                                                    DECEMBER 31
                                                                            1999               1998
                                                                        --------------------------------


Investments at fair value as determined by quoted market price:
     Dreyfus Appreciation Fund                                              $         -    $13,548,286
     Hotchkis & Wiley International Fund                                      3,130,074      3,858,121
     MCM Stable Value Fund                                                    5,029,845      3,993,443
     Scudder Growth & Income Fund                                             9,103,267      9,518,806
     Warburg Pincus Emerging Growth Fund                                      7,680,510      5,642,366
     Lazard Small Cap Fund                                                    2,442,640              -
     Lexington Worldwide Emerging Markets Fund                                2,534,491              -
     Montag & Caldwell Growth Fund                                           12,582,088              -


The Plan's investments, including gains and losses on investments bought, sold and held during the year, appreciated (depreciated) in fair value as follows:


                                                                                    DECEMBER 31
                                                                            1999               1998
                                                                        --------------------------------

Mutual funds                                                                $ 2,866,445    $ 5,665,799
Common stock of American Medical Security Group, Inc.                           (46,569)             -
                                                                        --------------------------------
                                                                            $ 2,819,876    $ 5,665,799
                                                                        ================================


4.   INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 15, 1991 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. Subsequent amendments to the Plan have been structured to, and are intended to maintain the Plan's qualified status.

                            American Medical Security
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)


5.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits reflected
in  the  1998  financial   statements  to  the  Form  5500:

                                                                                    DECEMBER 31
                                                                                       1998
                                                                        --------------------------------

Net assets available for benefits - Financial Statements                           $ 36,960,479
Contributions receivable                                                              2,048,020
                                                                        --------------------------------
Net assets available for benefits - Form 5500                                       $39,008,499
                                                                        ================================


There were no differences as of December 31, 1999 in net assets available for benefits.

6.   TRANSACTIONS WITH PARTIES IN INTEREST

Investment fees incurred are paid by participants. In addition, certain services are provided by the Plan sponsor at no cost to the Plan.

7.   SUBSEQUENT EVENTS

Effective January 1, 2000, the vesting schedule for Company contributions to the Plan was changed to 100% vesting after three years of service. In addition, the Company increased its matching contribution to 60% of the first 6% of compensation that a participant contributes to the Plan. Further, beginning April 1, 2000 participants can change their before-tax contribution percentage on a quarterly basis. Prior to that time changes were allowed twice per year.

                            American Medical Security
                             Retirement Savings Plan

                    Employer Identification Number 39-1431799
                                 Plan Number 001

      Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
                                 at End of Year

                                December 31, 1999

                    IDENTITY OF ISSUER, BORROWER/                               UNITS/         CURRENT
                      DESCRIPTION OF INVESTMENT                                 SHARES         VALUE
--------------------------------------------------------------------------------------------------------
Dreyfus Appreciation                                                             10.4585   $       478
Dreyfus GNMA Fund                                                            55,946.7396       774,863
Dreyfus S&P 500                                                               1,502.7958        64,485
Hotchkis & Wiley International                                              118,563.4199     3,130,074
Loomis Sayles Bond Fund Institutional                                       115,848.1755     1,334,571
Lazard Small Cap Fund                                                       147,949.1177     2,442,640
Montag & Caldwell Growth (N Share)                                          363,224.2426    12,582,088
Montgomery Emerging Markets                                                       8.3926           109
MCM Stable Value Advisory                                                   458,106.5721     5,029,845
Scudder Growth & Income                                                     341,074.0624     9,103,267
Warburg Pincus Emerging Growth                                              154,041.5008     7,680,509
Warburg Pincus Global Fixed Income                                           76,895.7762       766,651
Lexington Worldwide Emerging Markets                                        167,847.0993     2,534,491
American Medical Security Group, Inc. common stock*                          24,735.3153       148,412
Participant loans receivable                                                           -       694,086
                                                                                           -------------
                                                                                           $46,286,569
                                                                                           =============

*Represents a party in interest to the Plan.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the American Medical Security Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


DATE:     June 21, 2000


                                    AMERICAN MEDICAL SECURITY
                                    RETIREMENT SAVINGS PLAN


                                    /s/ Gary D. Guengerich

                                    Gary D. Guengerich
                                    American Medical Security Retirement Savings
                                    Plan Administrative Committee Member

                                                                      Exhibit 23


CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-75477) pertaining to the American Medical Security Retirement Savings Plan (the Plan) of American Medical Security Group, Inc. of our report dated March 10, 2000, with respect to the financial statements and schedules of the Plan included in the Annual Report (Form 11-K) for the year ended December 31, 1999.


                                                          /s/  ERNST & YOUNG LLP

Milwaukee, WI
June 20, 2000